

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

May 2, 2014

<u>Via E-mail</u>
Anthony A. Gostanian, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600

>   **Re: Endeavour International Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 28, 2014 by Talisman Group Investments, L.L.C., et al.**
>   **File No. 1-32212**

Dear Mr. Gostanian:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above unless otherwise indicated.

<u>General</u>

1.   Please note that the proxy card may not confer authority to vote for the election of any person to any office for which a bona fide nominee is not named in the proxy statement. In addition, a person shall not be deemed to be a bona fide nominee and may not be named as such unless he has consented to being named in the proxy statement and to serve if elected. See Exchange Act Rule 14a-4(d). It appears that Messrs. Lancaster and Browning are not bona fide nominees. As we discussed on the telephone on May 2, 2014, please revise the proxy statement and proxy card to comply with Exchange Act Rule 14a-4. Also refer to Section II.I. of Exchange Act Release No. 31326 (Oct. 16, 1992).

2.   Revise the proxy statement to state by whom the solicitation is made. Refer to Item 4(b)(1) of Schedule 14A.

Letter to Stockholders

3.   Disclosure on this page indicates that Talisman questions Mr. Connally's independence given his interlocking director relationship with the Company's vice-chairman. Please supplement the disclosure to describe this relationship.

Solicitation of Proxies, page 10

4.   We note that the filing persons may solicit proxies in person and by mail, phone, publication and electronic means. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions